Exhibit 5.1

[Lurio & Associates, P.C. Letterhead]

October 28, 2011

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
Attn.: Mr. Stephen P. Herbert
Interim Chief Executive Officer and President

Re: USA Technologies, Inc. –
 Registration Statement on Form S-8

Dear Mr. Herbert:

We have acted as counsel to USA TECHNOLOGIES, INC., a Pennsylvania corporation (the "Company"), in connection with a Registration Statement on Form S-8, filed with the Securities and Exchange Commission on the date hereof (the "Registration Statement"). The Registration Statement covers 300,000 shares of Common Stock of the Company issuable pursuant to the USA Technologies, Inc. 2011 Stock Incentive Plan (the "Plan").

In rendering this opinion, we have examined (i) the Articles of Incorporation, as amended, and By-laws of the Company; (ii) the resolutions of the Board of Directors evidencing the corporate proceedings taken by the Company to authorize the issuance of the Common Stock pursuant to the Registration Statement; (iii) the Registration Statement (including all exhibits thereto); (iv) the Plan; and (v) such other documents as we have deemed appropriate or necessary as a basis for the opinion hereinafter expressed.

In rendering the opinion expressed below, we assumed the authenticity of all documents and records examined, the conformity with the original documents of all documents submitted to us as copies, and the genuineness of all signatures.

Based upon and subject to the foregoing, and such legal considerations as we deem relevant, we are of the opinion that, when sold as contemplated by the Registration Statement and the Plan, the Common Stock will be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement, and further consent to all references to this law firm in the Registration Statement.

Sincerely,

/s/ LURIO & ASSOCIATES, P.C.